

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 18, 2010

By U.S. Mail and Facsimile to: (843) 529-5712

R. Wayne Hall
Chief Financial Officer
First Financial Holdings, Inc.
2440 Mall Dr.
Charleston, South Carolina 29406

> **Re:** **First Financial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **File No. 000-17122**

Dear Mr. Hall:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Residential Mortgage Lending, page 19

1. Please revise future filings to disclose the balance of loans outstanding at each balance sheet date that include a rate of interest below the fully-indexed rate for the initial period of the loan. Also discuss the credit risk associated with these loans, how you manage this risk and how you incorporate this risk in your estimate of the allowance for loan losses.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio, page 33

2.   You disclose that non-performing loans acquired in the Cape Fear Bank acquisition are excluded from our allowance for loan loss calculations as those loans were identified as credit impaired and the fair value mark was taken at acquisition. Please revise future filings to clarify if you exclude these credit impaired loans from your allowance for loan loss calculation subsequent to acquisition. If you do, please tell us how you interpret and comply with the guidance in ASC 310-30-35-10a.

Further economic downturns may adversely affect our investment securities portfolio and profitability, page 35

3.   You disclose that during the fiscal year ended September 30, 2009, you recognized a $3.2 million OTTI charge on CDO's of which the entire amount was identified as credit related.

   a.   Please provide us a list of your other than temporarily impaired CDO's that details the amortized cost, fair value and the present value of expected cash flows.

   b.   Your disclosure implies that for each other than temporarily impaired security, the present value of expected cash flows equaled your fair value measurement. Please tell us in detail how you measured fair value for these securities and explain to us why there is no additional impairment related to noncredit factors such as liquidity considering the current market for trust preferred securities. Additionally, please tell us the discount rates used in your fair value measurement and your present value of expected cash flows calculation for each security and tell us how you determined the rate to use.

High loan-to-value ratios on our residential mortgage loan portfolio expose us to greater risk of loss, page 36

4.   Please revise future filings to disclose the balance of loans outstanding at each balance sheet date in which the loan-to-value is greater than 100%. Also discuss how you manage the heightened credit risk and how you incorporate this risk in your estimate of the allowance for loan losses.

Item 7. Management's Discussion and Analysis…, page 50

5.   On page 19, you present information on your maturity schedule for your major loan classes. In your 8-K filed on January 27, 2010, First Financial attributed its

loss in the first quarter to continuing weakness in real estate values in your main market area. Provide us with, and include in your upcoming filings, an expanded tabular presentation of the schedule of maturities for your loan portfolio. In particular, separately present each significant subclass of loans. For example, present commercial real estate loans as a separate line item.

Problem Loans, page 54

6.   Please revise future filings to discuss the significant decline in the allowance for loan losses as a percentage of problems loans. Compare and contrast the decrease in this ratio to the significant increase in the net charge offs to average loans outstanding ratio. Discuss historical trends of problem loans that are ultimately charged-off and how you consider current market conditions in evaluating those trends. Clarify why you believe emphasizing the allowance as a percentage of gross loans is relevant since increased charge-offs typically result from increased problem loans. Update this discussion in quarterly reports filed on Form 10-Q, as applicable.

Allowance for Loan Losses, page 57

7.   Please revise future filings to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated impairment, clarifying for which loans types you consider expected cash flows, market price, if available, or the value of the underlying collateral.

8.   Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 83

9.   You disclose on page 75 that the adoption of ASC 320 resulted in a $1.9 million increase in securities and a $1.2 million, net of tax, increase in retained earnings in fiscal 2009. Please tell us where this is presented in your stockholder's equity roll forward and revise future filings to clarify your presentation regarding this adoption.

Consolidated Statements of Cash Flows, page 84

10.   Please revise future filings to clarify the basis for presenting capitalized mortgage servicing rights as a use of cash in the consolidated statements of cash flows.

Mortgage servicing rights typically do not exist until separated from the associated loans at the time the loans are sold at which time they are reclassified out loans and into mortgage servicing rights, which is a non-cash event.

Note 5. Securities, page 97

11.   We note your disclosure that your default model to measure credit loss on other than temporarily impaired CDO's (Pooled Trust Preferred Securities) assumed twice the historical default rate.

a.   Please tell us in detail how you developed your estimate of future deferrals and defaults.

b.   Please tell us how you considered the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals/defaults for each security owned.

c.   If you did not consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults, please revise your credit loss measurement methodology starting with your next assessment to analyze the specific credit characteristics of the collateral underlying each individual security to estimate future deferrals and defaults. Also, tell us how your measurement of credit loss would have changed if you used your revised methodology as of the most recent assessment and provide us a materiality analysis regarding this change.

12.   Please revise future filings to disclose your Trust Preferred CDO securities as a separate major security type given the nature and risk of these securities or tell us why you do not believe these securities are a major security type.

Note 7. Earnings per Share, page 101

13.   Please revise future filings to disclose the basis you used to allocate the proceeds from the issuance of the Series A preferred stock and warrants to the Treasury. If you used relative fair value as the basis for the allocation, please revise future filings to disclose the specific methods and significant assumptions (dividend yield, volatility, risk-free interest rate, etc) used to determine the fair value for the preferred stock and the warrants.

Note 8. Loans Receivable, page 102

14.   Please revise future filings to disclose as of each balance sheet date presented, the

amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Note 23. Fair Value of Financial Instruments, page 120

15.   Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to ASC 820-10-50-5 and 820-10-55-64.

Item 11. Executive Compensation, page 133

Incentive Awards, page 18 of Definitive Proxy Statement on Schedule 14A

16.   We note your discussion of the Management Performance Incentive Compensation Plan. It does not appear, however, that the plan is filed as an exhibit to the Form 10-K. Please file the plan as an exhibit to your next periodic report or tell us why you are not required to do so. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

17.   We note that you have not disclosed any of the performance targets, other than return on equity, that were utilized in determining incentive awards for your named executive officers for the 2009 fiscal year. Please provide us with proposed revised disclosure, using 2009 compensation information, in which you disclose all such performance targets and confirm that you will revise future filings accordingly. To the extent you believe that disclosure of the historical performance targets is not material or not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Potential Payments Upon Termination, page 27 of Definitive Proxy Statement on Schedule 14A

18.   On page 28 of the proxy you disclose that in the even of termination the named executives would be entitled to "severance and other benefits" in the event of a change in control. To the extent that these benefits exceed the amounts mentioned on page 24, and are not benefits available to all employees, please provide us with additional information on these benefits, including the value of any payments. Also, please provide us with information on the value of any additional payments, including accelerated vesting of equity plan interests, that would be payable, but for the fact that the U.S. Treasury's investment in your

securities was outstanding.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 134

Related Party Transactions, page 12 of Definitive Proxy Statement on Schedule 14A

19.   We note the tabular disclosure regarding loans to directors and executive officers. Please tell us, and confirm that you will revise future filings to disclose, the actual interest rate on each such loan. Refer to Item 404(a)(5) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2009

General

20.   Considering the significant difference between your net loss and the cash provided by operating activities, please revise future filings to provided disaggregated disclosure of the changes in cash flows for operating activities or tell us why you believe this information is not material for investors.

Non Accrual Loans, page 35

21.   Noting the relative short period of time between when you filed your Form 10-K for fiscal 2009 and the Form 8-K you filed reporting the increased loan loss provision for the quarter ended December 31, 2009, please revise future filings to address the following:

    a.   Please disclose and discuss the facts and circumstances underlying the apparent rapid further deterioration of your asset quality between the time you filed your 10-K and December 31, 2009.

    b.   Please revise to disclose specifically when you began the monthly review process of delinquent commercial loans. Quantify the effect of the review on your provision and charge-offs in each period affected, as appropriate.

    c.   Please revise to clarify what you mean by the disclosure that the monthly review process was *initially* (emphasis added) focused on delinquent commercial loans in excess of certain dollar amounts.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at (202) 551-3437 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel